EXHIBIT 1
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For Immediate Release                                            23 January 2004

                               WPP GROUP PLC (WPP)

WPP announces that Mr Masao Inagaki, Chairman and Group Chief Executive Officer of Asatsu-DK, retires from the WPP board today. The WPP board wishes to express its thanks to Mr Inagaki for his contribution since 1998, and his vital support in developing the important strategic alliance between Asatsu-DK and WPP.

WPP announces that with immediate effect, Mr Koichiro Naganuma, President and Group Chief Operating Officer of Asatsu-DK, is appointed to the board of WPP. Mr Naganuma joined Asatsu in 1981 and his roles have included Executive Director of the International Division, Managing Director of Asatsu Worldwide Company and President of the Overseas Network. His WPP board appointment will continue the strong strategic alliance between Asatsu-DK and WPP.


For further information, please contact:

Feona McEwan, WPP
44-20 7408 2204
www.wpp.com


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